November 5, 2007

VIA EDGAR

Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	HMG/Courtland Properties, Inc.
Form 10-KSB for the Year Ended December 31, 2006,
Filed March 30, 2007; Form 10-QSB for Quarterly Period
Ended June 30, 2007, Filed August 14, 2007
File No. 001-07865

Dear Mr. Woody:

This letter responds to the comments in your letter to HMG/Courtland Properties, Inc. (the “Company”), dated October 25, 2007.  The comments in your letter related to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 and Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007, as identified in the caption above.  For ease of review, your comments have been repeated below appearing in italics.

Form 10-KSB for the Year Ended December 31, 2006
Financial Statements

1.           Consolidation Statements of Comprehensive Income, page 26

Tell us how you determined that it would be appropriate to present net gain from investments in marketable securities, net income from other investments, and interest, dividend and other income as components of revenues.  Reference is made to Rule5-03 of Regulation S-X.

2.           Consolidation Statements of Cash Flows, page 28

Explain to us how you determined that net proceeds from sales and redemptions of securities and increase in investments in marketable securities should be classified as cash flows from operating activities rather than cash flows from investing activities.  Reference is made to SFAS 95.

3.           5.  Other Investments, page 42

We note your disclosure that your investments accounted for using the cost method include investments in limited partnerships.  Additionally, it appears from your disclosure that certain of your investments exceed 5% of the outstanding equity of the partnership.  Tell us how you applied the guidance in EITF D-46 in determining that you are not required to use the equity method to account for your investments in these entities.  In your response provide us with a detailed list of all investments accounted for using the cost method and the Company’s ownership percentage in those entities.

4.           14.  Stock-Based Compensation, page 51

Tell us whether you have adopted SFAS 123(R) which was effective for small business issuers as of the beginning of the first interim or annul period that begins after December 15, 2005.  Additionally, tell us what transition method the Company has adopted under SFAS 123(R) and the impact the adoption of this statement had on your financial statements for the year ended December 31, 2006.

HMG/Courtland Properties, Inc. Responses

1.           In accordance with SFAS 131, a company’s reportable operating segment is a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.  Therefore, when one of a Company’s reportable operating segments is involved in investing activities, the Company’s financial reporting should include such activities as income from operations.

To better clarify this position, in future filings regarding segment reporting disclosures we will include the following: “These operating segments, as presented in the financial statements, reflect how management internally reviews each segment’s performance.  Management also makes operational and strategic decisions based on this same information.”

2.           According to SFAS No. 95, investing activities exclude acquiring and disposing of debt and equity instruments that are acquired specifically for resale, and securities that are classified as trading securities.  As stated in the Summary of Significant Accounting Policies footnote in the Form 10-KSB (page 30), the entire marketable securities portfolio is classified as trading consistent with the Company’s overall investment objectives and activities.  Moreover, as noted in our response above, marketable securities and other investment activity is one of the reportable operating segments in the Company’s statement of comprehensive income.

3.           As of December 31, 2006 the Company had only one investment in which its ownership exceeded 3% of the outstanding equity of the partnership.  This investment was a 10% equity interest in a restaurant located in Key West, Florida.  Although the Company’s equity interest did exceed the 3 to 5 percent guidance provided in EITF-D-46, so as to be considered a minor ownership, the Company believes that it had virtually no influence over the partnership’s operating and financial policy.  Furthermore, this investment had been written down to zero as of December 31, 2006 and in January of 2007 the sole asset of the partnership was sold and the partnership is in the process of dissolving.  As per your request, we are enclosing a detailed list of all investments accounted for using the cost method, including the Company’s ownership percentage in those entities as of December 31, 2006.

4.           SFAS 123(R) was adopted by the Company as of January 1, 2006, and the effect of the adoption was included in all interim and annual reports for the reporting periods during 2006.  The adoption of this statement had no impact (no compensation expense and no corresponding increase in stockholders’ equity) on our financial statements for the year ended December 31, 2006.  The Company elected the modified prospective transition method as part of its adoption of SFAS 123(R), and therefore, no restatement of prior period financial statements was presented to reflect the effects of SFAS 123(R) on prior periods.  In our future filings we will include the following accounting policy note:

“Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards 123 (revised 2004), ‘Share-Based Payments: (SFAS 123(R)’).  The Company adopted SFAS 123(R) using the modified prospective basis.  Under this method, compensation costs recognized beginning January 1, 2006 included in costs related to 1) all share-based payments granted prior to but not yet vested as of January 1, 2006, based on previously estimated grant-date fair values, and 2) all share-based payments granted subsequent to December 31, 2005 based on the grant-date fair value estimated in accordance with the provisions of SFAS 123 (R).  The Company has used the Black-Scholes option pricing model to estimate the fair value of stock options granted subsequent to the date of adoption of SFAS 123(R).”

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-KSB and Form 10-QSB;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-KSB and Form 10-QSB; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to your request and Rule 101 of Regulation S-T, this letter is being filed via EDGAR.  We trust that the above fully responds to your questions and comments.  If you have any additional questions or comments, please contact me at your earliest convenience.

Sincerely,

Larry Rothstein
Principal Financial Officer

HMG/Courtland Properties, Inc. & Subs.
Summary of Other Investments
As of 12/31/06

	Ownership	Carrying
Name	Percentage	Value
Technology & Communications
Austin Ventures IV, LP	0.69%	$0
DFJ Element, LP	0.18%	82,201
Lehman Brothers Communications Fund, LP	0.29%	0
Lehman Brothers Venture Partners LP	0.39%	112,885
Origin Partners, LP	1.02%	287,030
Trinity Ventures VII, LP	0.17%	114,444
Trinity Ventures VI, LP	0.35%	39,943
Sub-total Technology & Communications		636,502

Diversified Businesses
Banyan Mezzanine Fund, L.P.	0.94%	88,230
Cerberus Institutional Partners, L.P. (Series Two)	0.03%	0
Cerberus Institutional Partners, L.P. (Series Four)	0.01%	50,000
Kirtland Capital Partners III, LP	0.48%	0
Kirtland Capital Partners II, LP	0.95%	0
Kirtland Capital Partners IV, LP	0.48%	122,382
Smith Barney Recovery Fund, L.P.	0.46%	205,663
Citigroup Smith Barney Masters IV, LP	0.50%	50,000
Sub-total Diversified Businesses		516,275

Restaurant development & operation
Monty's Key West, Inc.***Written off as of 12/31/06	10.00%	0
KnowFat Franchise Co.-Ser. A Pfd (25,862 shs @$2.90/sh)	0.55%	75,000
KnowFat Franchise Co.-Ser. B Pfd (15,000 shs @$5/sh)	0.32%	75,000
KnowFat Franchise Co.-Warrants (15,082 shs @ $5/sh)	N/A	0
KnowFat Franchise Co.-Ser. C Pfd (7,724 shs @$6.47/sh)	0.55%	50,000
KnowFat Franchise Co.-Warrants (7,692 shs @ $5/sh)	N/A	0
Sub-total Restaurant development & operation		$200,000

Real estate and related
22 Lantern Developers, LLC (1.5 Class B units)	1.92%	$150,000
Claire Point Developers, LLC (Cl B) 8% pfd + 50% profit	1.20%	100,000
Claire Point Developers, LLC (Cl C) 20% pfd	0.00%	100,000
Grand Bay Grove, LLC (Cl B) Equity interest	2.38%	475,000
Grand Bay Grove, LLC (Cl C) 20% pfd return "Mezz"	0.00%	249,385
Lehman Brothers Real Estate Fund II, LP	0.24%	170,410
Lehman Brothers Real Estate Fund, LP	0.54%	0
MBS-Indian Hollow, LTD	0.20%	40,110
MBS-Lodge at Stone Oak, LTD	0.20%	45,419
MBS-The Leeward, LTD	1.19%	0
MBS-The Windward, LTD	1.19%	0
Tishman Speyer/Travelers US Real Estate Fund, L.P.	1.12%	25,737
Sub-total Real Estate and related		1,356,062

Stock Funds
Helios US Opportunity Fund LP	2.87%	300,000
MLJHW Strategic Allocation Fund LP	0.05%	24,820
Quest Capital Partners, L.P.	0.20%	400,000
Shepherd I, LP	1.48%	150,000
Silver Capital Fund, LLC	0.75%	500,000
Upland Associates	0.69%	55,000
Sub-total Stock Funds		1,429,820

Other
Boat Nation, Inc.	0.13%	5,000
Brava International, LLC (7,500 shares)	0.48%	1
Brava, International ** WARRANT (7,500 shs @ $2/sh)	N/A	0
Brava, LLC (1st round) (300,000 shares)	0.48%	1
Brava, LLC (2nd round) (37,500 shares)	0.048%	0
Partners Bank of Texas (15,000 common shs)	1.04%	150,000
Sub-total Other		155,002

Totals		$4,293,661